Exhibit 21.1

Subsidiaries of Cardtronics, Inc.

Subsidiaries are not shown in the list below if, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Entity	Jurisdiction of Organization

Cardtronics Holdings, LLC	Delaware
Cardtronics USA, Inc.	Delaware
Cardpoint Limited	United Kingdom
Cardtronics Europe	United Kingdom
Cardtronics Limited	United Kingdom
Cardtronics UK Limited	United Kingdom
Cardtronics Cayman-II, Inc.	Cayman Islands